December 17, 2010	Kevin M. Cadin 404-504-7697 kcadin@mmmlaw.com www.mmmlaw.com

VIA OVERNIGHT COURIER

Mr. Phillip Rothenberg

Securities and Exchange Commission

Main Submission Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carter Validus Mission Critical REIT, Inc.
File No. 333-165643

Dear Mr. Rothenberg:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), pursuant to phone conversations between you, Mr. Heath Linsky and myself, please find enclosed herewith a revised versions of the sales literature entitled “CVMCR Brochure” and “CVMCR Folder Kit.”

The Company’s responses to comments of the Staff set forth in the Securities and Exchange Commission’s (the “Commission”) letter dated November 24, 2010, are provided below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

Sales Literature – CV REIT Initial Brochure

7.	We note your response to comment 1 in our letter dated October 28, 2010. We continue to believe that you should remove the individual, generic, interior photographs from the front cover of the sales brochure, as well as from the front cover of the CVMCR Folder Kit, as Carter Validus Mission Critical REIT, Inc. does not currently own any properties. Also, please revise to limit the number of photographs used in this sales brochure to one photograph each of the types of properties that you intend to acquire – data center, medical and educational.

Response: The Company has removed the individual, generic interior photographs from the front cover of the CVMCR Brochure and the CVMCR Folder Kit. Please note the Company has decided not to replace the photographs on the front with any graphics, as originally discussed with Mr. Linsky. Additionally, the CVMCR Brochure has been revised so that the CVMCR Brochure contains one photograph each of the types of properties the Company intends to acquire (data center, medical and educational), as set forth in the prospectus.

8.

We note your response to comment 2 in our letter dated October 28, 2010 as well as your amended disclosure in the prospectus beginning on page 60. You state that certain information that is not currently contained in the prospectus is not material but

MORRIS, MANNING & MARTIN, LLP

December 17, 2010

instead is general background information relating to the industry. Please tell us which information you are referring to and please make specific materiality arguments for each piece of information contained in the sales literature that does not also appear in the prospectus.

Response: The following information is not contained within the prospectus and the Company respectfully submits such information is not material to an investment in the Company (the Notes attached to the CVMCR Brochure correspond to the notes below):

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The hypothetical portfolio allocation set forth on page 2 (Note 1): The Company respectfully submits the hypothetical portfolio allocation sets forth objective industry data that is not specific to this particular offering, and does not influence a decision by a potential investor to invest in this particular offering over another REIT offering.

•

The institutional clients and the office map on page 3 (Note 2): The Company respectfully submits this information corresponds to the experience of a principal of the Company’s sponsor as is currently set forth in the prospectus.

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The powerful drivers set forth on page 4 (Note 3): The Company respectfully submits that the information set forth under the “Powerful Drivers” section contains information widely available from government sources and other publicly available websites. The information is presented to provide potential investors with general information pertaining to investments in data center real estate.

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The increase in percentage of GDP spent on healthcare (Note 4): The Company submits that this is widely available information from widely publicly available websites. The information is presented to provide potential investors with general information pertaining to healthcare industry.

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The total enrollment and budget shortfall graphs on page 6 (Note 5): The Company respectfully submits that the information set forth under these graphs contain information widely available from government sources. The information is presented to provide potential investors with general information pertaining to investments in educational industry real estate.

Because the data is objective industry data, we do not believe that the inclusion of such data should be objectionable by the Staff. Please feel free to contact me at (404) 504-7697 if you have any questions to the enclosed material.

Sincerely, MORRIS, MANNING & MARTIN, LLP

/s/ Kevin M. Cadin

Kevin M. Cadin

Enclosures

cc:	Heath D. Linsky, Esq.